April 11, 2005


via facsimile and U.S. mail

Mr. Robert A. McGuinness
Vice President - Finance & Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington  99201




	Re:	Gold Reserve Inc.
		Form 20-F, Filed April 1, 2005
		File No. 001-31819

Dear Mr. McGuinness:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004


11.  Differences Between Canadian and U.S. GAAP, page 57

1. We note your accounting under Canadian GAAP allows for the capitalization of certain exploration costs. However, under U.S. GAAP, the costs of acquiring unproven mining properties and any exploration costs should be expensed as incurred in that you have no proven and probable reserves relating to them that support cash flow
projections or fair value measures required by SFAS No. 144 to assess
the recoverability of such costs.  You should not capitalize mining
costs under U.S. GAAP until you are in the development stage as defined in Industry Guide 7. In addition, a contract is required to be in place to establish proven and probable reserves when there is
not an active market to sell the minerals. As a result, we have traditionally required a sales contract or binding letter of intent to buy the industrial mineral, before we would accept proven and probable reserve designation. Based on your disclosures on page 52 in Note 3, it appears some, if not all, of the capitalized exploration costs should have been expensed under U.S. GAAP. As your reconciliation to U.S. GAAP in Note 11 does not address these accounting differences, revisions may be required to appropriately reflect these accounting differences. Please revise your disclosures as necessary or supplementally support your accounting position under
U.S. GAAP.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Shannon Buskirk at (202) 942-1826 or Jill
Davis
at (202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


Cc:  	Shannon Buskirk
	Jill Davis
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Gold Reserve Inc.
April 11, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE